                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                       INTERNATIONAL AIRCRAFT INVESTORS
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   458860103
                                (CUSIP NUMBER)

                            Goodloe M. Partee, Esq.
                                Kutak Rock LLP
                      425 West Capitol Avenue, Suite 1100
                          Little Rock, Arkansas 72201
                                (501) 975-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                               August 11, 2000*
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*On August 11, 2000, the issuer filed a Form 10-Q with the Securities and Exchange Commission in which it reported 3,882,384 shares of its common stock outstanding as of August 4, 2000. That outstanding amount reflects a decrease in the number of shares outstanding from the number reported in the issuer's last filing with the Commission prior to the filing of the second amendment to the Form 13D to which this third amendment relates. That decrease, in combination with certain open market purchases of the issuer's common stock by the persons filing this amendment, contributed to an increase in the number of shares of the issuer beneficially owned by the persons filing this amendment in excess of one percent of the common stock outstanding of the issuer.

                                 SCHEDULE 13D
CUSIP NO.   458860103
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

        Key Colony Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                466,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                466,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        466,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        12.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IV
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   458860103
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

        Lieblong Transport, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                96,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                96,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        96,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   458860103
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

        Paul Spann
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Arkansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                10,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                10,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        10,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        BD,IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   458860103
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

        Alex R. Lieblong
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Arkansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                155,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                155,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        155,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        4.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        BD, IA, IN
------------------------------------------------------------------------------

This Amendment No. 3 to Schedule 13D (the "Amendment") is being filed on behalf of the reporting persons listed above to amend the Schedule 13D (the "Schedule 13D") which was originally filed on their behalf on February 18, 2000, and subsequently amended on May 4, 2000 and July 21, 2000, relating to the common stock, $.01 par value (the "Common Stock") of International Aircraft Investors, a California corporation (the "Issuer"). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged. Accordingly, those Items which remain unchanged are omitted from this Amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Subsequent to the filing of the second amendment to 13(a) on July 21, 2000, 38,500 additional shares of the Common Stock of the Issuer have been purchased with funds in the amount of $214,635.75 from the available cash resources of ARL, LTI, PS and KCF.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of August 25, 2000 by each of the Holders is set forth below:


                                    SHARES OF             PERCENTAGE OF
                                    ---------             -------------
NAME                              COMMON STOCK          OUTSTANDING SHARES
----                              ------------          ------------------

Key Colony Fund, L.P.                466,500                  12.0%

Lieblong Transport, Inc.              96,600                   2.5%

Alex R. Lieblong                     155,000                   4.0%

Paul Spann                            10,000                   0.3%



       (b) The Holders' response to Items 7 through 13 of the cover pages of this Schedule 13D relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

       (c) According to the Issuer's most current filing with the SEC, the Issuer has 3,882,384 shares of Common Stock outstanding. The Holders, at the present time, collectively own 728,100 shares of the Issuer's Common Stock (constituting approximately 18.8% of all of the outstanding shares of Common Stock). Transactions by the Holders in shares of Common Stock of the Issuer in the last sixty days are as follows:

                             KEY COLONY FUND, L.P.

                    TYPE OF               NUMBER            PRICE
                    -------               ------            ------
  DATE            TRANSACTION            OF SHARES         PER SHARE
--------        ---------------          ---------        ----------
7/13/00*        Market Sale                 1700              5
7/14/00*        Market Purchase           250,000             5
 8/4/00         Market Purchase             1000            5 9/16
 8/7/00         Market Purchase             2000            5 11/16
8/14/00         Market Purchase             2000               6
8/14/00         Market Purchase             7000             6 1/16
8/14/00         Market Purchase             1500             6 1/16


                            LIEBLONG TRANSPORT, INC.

                    TYPE OF               NUMBER            PRICE
                    -------               ------            ------
  DATE            TRANSACTION            OF SHARES         PER SHARE
--------        ---------------          ---------        ----------
7/14/00*        Market Purchase            60,000              5


                               ALEX R.  LIEBLONG

                    TYPE OF               NUMBER            PRICE
                    -------               ------            ------
  DATE            TRANSACTION            OF SHARES         PER SHARE
--------        ---------------          ---------        ----------
7/14/00*        Market Purchase           111,000              5
7/14/00*        Market Purchase             2000             5  1/2
7/25/00         Market Purchase             2000               5
7/25/00         Market Purchase             2000              5 1/8
7/26/00         Market Purchase             2000              5 1/8
7/26/00         Market Purchase             3000              5 1/8
7/26/00         Market Purchase             3000              5 1/8
7/26/00         Market Purchase             3500              5 1/8
7/27/00         Market Purchase             2000             5 5/16
 8/3/00         Market Purchase             1500              5 3/8
 8/3/00         Market Purchase             2000             5 7/16
 8/3/00         Market Purchase             1000             5 7/16
8/15/00         Market Purchase             2000               6
8/16/00         Market Purchase             1000             5 15/16


                                   PAUL SPANN

                    TYPE OF               NUMBER            PRICE
                    -------               ------            ------
  DATE            TRANSACTION            OF SHARES         PER SHARE
--------        ---------------          ---------        ----------
7/14/00*        Market Purchase             9000               5

     * Previously reported in the second amendment to the Schedule 13D filed on July 21, 2000

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by the Holders.

       (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A - Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2000                 KEY COLONY FUND, L.P.



                                        By:   /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   General Partner


                                        LIEBLONG TRANSPORT, INC.



                                        By:  /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   President


                                        PAUL SPANN



                                        /s/ Paul Spann



                                        ALEX R. LIEBLONG



                                        /s/ Alex R. Lieblong